

April 17, 2012

Via E-mail
Douglas L. Braunstein
Executive Vice President and Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re:** **JPMorgan Chase & Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2011**
> **Form 8-K filed April 13, 2012**
> **File No. 001-05805**

Dear Mr. Braunstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 7
A breach of security of JPMorgan Chase's systems could disrupt its businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure for the Firm, page 13

1.   We note that you disclose that you and other financial services institutions have reported breaches in the security of your websites or other systems, including sophisticated and targeted attacks and that the consequences could include disruption of your operations, misappropriation of confidential information, and

damages to computers or systems. Please tell us what consideration you have given to expanding your risk factor disclosure to discuss any specific security breaches or attacks you have experienced in the past, including any related known or potential costs and other consequences of those breaches or attacks, in order to place the risks described in this risk factor in appropriate context. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Management's Discussion and Analysis, page 63
General

2.   Recent news articles have reported about alleged problems in your credit card collection process and the fact that you had halted or dismissed a number of credit card collection suits. Please tell us what effect, if any, such halt or dismissal of credit card collection suits had, or will have, on your results of operations. In your response, please also address how you determined that no disclosure was needed in the Management's Discussion and Analysis section or, alternatively, please point us to the location in your filing where the discussion is presented.

Selected European exposure, page 164

3.   Please address the following regarding the disclosure around your Country Risk Management, including your Selected European exposure:
    •   In future filings please provide a breakout of your Ireland, Portugal, and Greece exposures to provide greater transparency around your activities in each of these individual countries.
    •   In future filings, for your lending activities, please provide the gross amount prior to the deduction of the allowance for loan losses to supplement your presentation of the net amount after allowance for loan losses.
    •   We note your disclosure around your credit default swaps including both the gross notional and fair value. In future filings, please provide this information on a country-by-country basis, preferably included in the table on page 165 to provide greater transparency around your activities in each of these individual countries.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3 – Fair value measurement, page 184

4.   We note that in your fair value hierarchy table on page 189 and footnote (c) on page 190, you have approximately $26 billion in physical commodities that are reported at the lower of cost or fair value. Please tell us the amount of your physical commodities that are at fair value. Also, please clarify the statement that

your physical commodities are carried at lower of cost or fair value and not lower of cost of market as defined in ASC 330.

5.   For amounts that are not at fair value, please tell us your basis for including these amounts in the fair value hierarchy.

Note 6 – Derivative instruments, page 202

6.   We note your disclosure that you have elected to fair value hedge certain commodity inventories. Please address the following with respect to these hedges:
   - Tell us the commodities, including their specific locations that you have elected to hedge.
   - Tell us the hedging instruments used for your commodity hedges and if there are any basis differences (i.e. type of commodity or location) between the hedged item and the hedging instrument.
   - Tell us if you include any commodity inventory that you have elected to fair value hedge on your fair value hierarchy table on page 189, and if so please tell us the amount.

Note 14 – Loans, page 231

7.   We note your disclosure on page 233 that in certain limited cases the effective interest rate applicable to the modified loan is at or above the current market rate at the time of the restructuring, and in such circumstances, where the loan subsequently performs and you expect to collect all contractual principal and interest, the loan is disclosed as impaired and as a troubled debt restructuring (TDR) only during the year of the modification. For each period presented, please disclose in future filings the actual amount of loan modifications which were originally reported as TDRs but were subsequently removed during the period. In addition, consider revising your table on page 238, and similar disclosures elsewhere, to separately quantify the sales of TDR loans from loans removed from TDR status based on the above.

Note 29 – Off–balance sheet lending-related financial instruments, guarantees, and other commitments, page 283
Loan sales- and securitization-related indemnifications, page 286

8.   We note your disclosure that while you will continue to evaluate and may pay future repurchase demands arising from the Washington Mutual acquisition, it is your belief that these obligations remain with the FDIC receivership. You state on page 287 that you have considered such repurchase demands in your repurchase liability, but you also disclose that your mortgage repurchase liabilities are net of probable recoveries. Please address the following:

- Disclose the amounts that have been paid as of December 31, 2011 relating to repurchase demands on loans sold by Washington Mutual.
- Tell us and clearly disclose whether you have recorded a receivable from the FDIC or otherwise reduced the repurchase liability related to any repurchase accruals arising from the Washington Mutual acquisition.

Form 8-K filed April 13, 2012

Exhibit 99.1 JPMorgan Chase & Co. Earnings Release - First Quarter 2012
Key metrics and Business Updates, page 6

9.   We note your disclosure on page 6 that, based upon regulatory guidance issued in the first quarter of 2012, you increased nonaccrual loans to reflect the inclusion of $1.6 billion of performing junior liens ($1.4 billion of which were current) that are subordinate to nonaccrual senior liens. With respect to these loans please address the following:
- Tell us specifically what aspect of the guidance led to the reclass of performing junior lien loans to nonaccrual loans.
- It appears from the earnings call that the $1.6 billion was part of a larger balance of $4 billion of performing junior lien loans that are subordinate to nonaccrual senior liens and that not all of these were reclassed to nonaccrual loans. Please tell us and discuss in future filings your basis for reclassing only part of the $4 billion and not the entire amount. Clearly identify how you identified the criteria used for determining which loans should be reclassed to nonaccrual.
- In your earnings call, you indicated that no adjustments were necessary to the allowance for loan losses for these loans as the allowance has historically considered the delinquency status of the first lien loans for these loans. Please revise your future filings to address this aspect.

Exhibit 99.2 Earnings Release Financial Supplement
Mortgage Loan Repurchase Liability, page 44

10. Please address the following regarding your presentation of the rollforward of the liability for mortgage loan repurchase losses:
- Please revise your future filings to provide a breakout of the provision for repurchase losses between additions due to changes in estimates related to prior sales versus increases resulting from new sales of loans during the period. In your response, please provide us with a revised rollforward with this information.
- We also note that for the past six quarters you have consistently reported provisions for repurchase losses ranging from a low of $314 million during the quarter ended September 30, 2011 to a high of $420 million during the quarter ended March 31, 2011. Also, based on your disclosures included here, and in your 2011 Form 10-K, it appears these repurchase demands primarily

relate to 2006 to 2008 vintages. To the extent that the provision for repurchase losses related to new loans sales is an immaterial component of the total provision for repurchase losses during the past six quarters, in both your response and your future filings please provide more specific discussion and quantification of the factors driving the relatively consistent provisions for repurchase losses. As part of such discussions, clearly address any trends across the quarters in the breakdown between new sales and changes in estimates for previous vintages.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director